UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AudioEye, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

050734201
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 050734201	SCHEDULE 13G	Page 2 of 6

1	Names of reporting persons
Carr Bettis
2	Check the appropriate box if a member of a group (see instructions)*		(a) ☐ (b) ☐

3	SEC use only

4	Citizenship or place of organization
United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
791,148(1)
	6	Shared voting power
0
	7	Sole dispositive power
791,148(1)
	8	Shared dispositive power
0
9	Aggregate amount beneficially owned by each reporting person
791,148(1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)		☐

11	Percent of class represented by amount in Row (9)
7.0% (2)
12	Type of reporting person (see instructions)
IN

(1)	Comprised of (i) 319,064 shares of common stock held by Dr. Bettis; (ii) 432,375 shares of common stock held by CSB IV US Holdings LLC, an entity for which Dr. Bettis is deemed a beneficial owner; (iii) 18,600 shares of common stock held by Carr Bettis IRA, an account for which Dr. Bettis is deemed the beneficial owner; and (iv) 21,109 shares of common stock held in a donor advised fund over which Dr. Bettis has dispositive power.

(2)	Based on 11,354,397 shares of the issuer’s common stock outstanding as of November 1, 2021, as disclosed in the issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 050734201	SCHEDULE 13G	Page 3 of 6

1	Names of reporting persons
CSB IV US Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions)*		(a) ☐ (b) ☐

3	SEC use only

4	Citizenship or place of organization
Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
432,375
	6	Shared voting power
0
	7	Sole dispositive power
432,375
	8	Shared dispositive power
0
9	Aggregate amount beneficially owned by each reporting person
432,375
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)		☐

11	Percent of class represented by amount in Row (9)
3.8% (1)
12	Type of reporting person (see instructions)
IN

(1)	Based on 11,354,397 shares of the issuer’s common stock outstanding as of November 1, 2021, as disclosed in the issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

Item 1(a)	Name of Issuer:

AudioEye, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5210 E. Williams Circle, Suite 750, Tucson, AZ 85711

Item 2(a)	Name of Person Filing:

(i) Carr Bettis (including Carr Bettis IRA)

(ii) CSB IV US Holdings, LLC

The foregoing named persons are sometimes together referred to herein as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is c/o AudioEye, Inc., 5210 E. Williams Circle, Suite 750, Tucson, AZ 85711

Item 2(c)	Citizenship:

Carr Bettis - United States citizen
CSB IV US Holdings, LLC - limited liability company formed under the laws of the State of Delaware

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

050734201

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4	Ownership

The following information with respect to the ownership of AudioEye, Inc.’s Common Stock by the Reporting Persons is provided as of December 31, 2021:

	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

	(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

		(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

		(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

		(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certifications:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

CSB IV US HOLDINGS, LLC

By:	/s/ Carr Bettis
Carr Bettis, Authorized Signatory

/s/ Carr Bettis
Carr Bettis